200 East Randolph Drive
Chicago, Illinois 60601

Carol Anne Huff To Call Writer Directly: 312 861-2163 chuff@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

September 2, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:                    Jennifer Thompson

                                                John Hertz

                                                John Cash

Re:                               Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
Forms 8-K filed February 1, 2005 and April 26, 2005
File No. 333-64687

Ladies and Gentlemen:

On behalf of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), please find the response of the Company to the comment letter, dated August 10, 2005, received by Mr. Douglas B. Mackie from the Staff of the Securities and Exchange Commission (the “Commission”).  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. In addition, in accordance with the Staff’s request, attached hereto as Exhibit A, please find a written statement of the Company containing the specified acknowledgments.

FORM 10- K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6—Selected Financial Data, page 19

1.                                       We note your reconciliation of EBITDA and your discussion of this measure’s usefulness on page 21.  We have the following comments:

•                  Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of this measure if you present it in future filings.  See our response to question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ).

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

•                  You state that you use this measure to assess financial performance.  If you use this measure as an operating measure, revise future filings to clarify the purposes for which management uses this measure to evaluate its business.  For example, if performance-related compensation is tied to this measure, you should specify that.  We note that this is not the measure of profit or loss that you use to evaluate your reportable segments.  See our response to question 8 of the FAQ.

•                  You also state that you provide this measure because certain covenants in your borrowing arrangements are tied to “similar measures.” In future filings, if you believe that you meet the criteria specified in the answer to question 10 of the FAQ, and if you continue to present a non-GAAP measure to provide information about compliance with debt covenants, you should provide all of the appropriate disclosures called for in the FAQ.  Among the other requirements of that guidance, we believe you should only calculate and present the actual measure contained in your debt covenants for periods in which the related debt is outstanding.

Response:

Bullet 1:  In response to the Staff’s comment, in future filings the Company will present EBITDA as net income (loss), adjusted for net interest expense, income taxes, depreciation and amortization, as suggested in the Commission’s response to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ).

Bullet 2:  As noted by the Staff, the Company does use EBITDA as a measure of financial performance.  In response to the Staff’s comment, in future filings the Company will clarify that it uses EBITDA as a measure of operating performance and the purposes for which EBITDA is used by management to evaluate the business, providing the disclosures as outlined in the Commission’s response to Question 8 of the FAQ.

Please be advised that although the Company uses operating income as the measure of profit or loss for evaluating its segments, it believes that EBITDA provides an additional useful measure by which to evaluate the Company’s operating trends.  The Company believes that it is a measure frequently used to evaluate the performance of companies with substantial leverage and that all of the Company’s primary stakeholders (i.e. its bondholders, banks and investors) use EBITDA to evaluate the Company’s period to period performance.  Additionally, management believes that EBITDA provides a transparent measure of the Company’s recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance.  For this reason, EBITDA is the measure the Company uses to assess performance for purposes of determining compensation under its incentive plan.

In future filings, the Company will include a discussion of the limitations of this measure.  In particular, the Company will note that EBITDA, instead of net income, has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain the Company’s business.  Management compensates for these limitations by primarily relying on the Company’s GAAP results and using EBITDA only supplementally.

Bullet 3:  As noted by the Staff, the Company does have financial covenants in its senior credit facilities tied to an adjusted EBITDA measure.  In response to the Staff’s comment, in future filings, in its disclosures regarding EBITDA, the Company will remove the reference to the use of “similar measures” for covenant purposes.  However, since the credit facilities are material agreements, to the extent that the covenant calculations are material to the Company’s financial condition and/or liquidity, in future filings the Company will provide discussion in its MD&A with respect to these calculations, taking into account the criteria outlined in the Commission’s response to Question 10 of the FAQ.

Item 7—Management’s Discussion and Analysis, page 21

Costs and Expenses, page 22

2.                                       We read that for interim reporting, you prepay or accrue fixed equipment costs and amortize the expenses in proportion to revenues recognized over the year to better match revenues and expenses.  Tell us why your fixed equipment costs are not recognized based on time or hours of use, rather than proportional to revenue.

Response: The Company supplementally informs the Staff that it amortizes fixed equipment costs on an interim basis in proportion to revenues because revenues serve as a proxy for weighted average utilization.  The use of straight utilization hours would not provide as good a means to match the expenses with the revenues, since the revenue generated per utilization hour by different types of equipment can vary substantially.  For example, one large hydraulic dredge and its package of ancillary equipment may generate revenue of $125,000 in a 24 hour period.  However, a clamshell dredge working with a less extensive package of equipment may generate revenue of only $50,000 in a 24 hour period.  When bidding a job, the Company estimates the project revenue necessary to cover the underlying costs of the equipment to be used, including the fixed costs of this equipment.  In this example, the hydraulic dredge and its package of equipment have a higher level of fixed equipment costs per utilization hour, while the clamshell dredge has a lower level.   Therefore, the Company believes that total revenue generated by its key dredging assets is the most suitable measure to use in allocating the related fixed equipment costs.  In preparing these calculations, the Company does adjust its revenue to reflect only revenue generated by its equipment (for instance, revenue attributable to subcontracts is excluded for purposes of this calculation).  In future filings the Company will clarify this in its disclosure.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 28

3.                                       We note your analysis of revenues by segment.  In future filings, please revise your analysis of results of operations for all years presented to also analyze your measure of segmental profit or loss, or all components that comprise this measure, on a segmental basis.  We assume from the disclosures in Note 16 that your measure of segmental profit or loss is operating income.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Response: In response to the Staff’s comment, in future filings the Company will revise its analysis of results of operations for all years presented to include analysis for both its dredging and demolition segments, where such discussion is material to an understanding of our business, as noted in Item 303(a) of Regulation S-K and Release 33-8350.  As noted by the Staff, the Company does use operating income as its measure of segmental profit or loss.

Item 9A—Controls and Procedures, page 32

4.                                       We note your statement that your disclosure controls and procedures “are effective in ensuring that all material information required to be filed in this annual report has been made known to [your chief financial officer and chief executive officer] in a timely fashion.” Please revise future filings to either provide the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-l5(e) and l5d-15(e) or to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition.

Response: In response to the Staff’s comment, in future filings the Company will state that its disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures.

Item 13—Certain Relationships and Related Transactions, page 47

5.                                       We note your discussion of the management equity agreement through which management investors acquired their equity interests in GLDD Acquisitions Corp.  Based on a review of that agreement, as filed with your January 6, 2004 Form 8-K, it is unclear to us whether the acquisition of these equity interests by management contains an element of management compensation.  Please provide us with the following information:

•                  Provide us with your analysis of whether management’s acquisition of GLDD Acquisition Corp.’s common stock contains an element of compensation for future services.  In this regard, we note that the common stock of GLDD Acquisitions Corp. that was acquired by management vests over a five year period and is subject to repurchase by GLDD Acquisitions Corp. if a management investor ceases to be employed by you.

•                  If you conclude that the acquisition of this common stock contains an element of compensation for future services, please tell us how you have accounted for it.  Specifically address whether you apply APB 25 or SFAS 123 when accounting for stock compensation.  Refer to SAB Topic 5:T.  If you apply APB 25, also refer to questions 4 and 17 of FIN 44.

•                  If applicable, in future filings, please revise your financial statements to disclose your accounting policy for stock compensation and to provide the disclosures required by SFAS 123.

Response: At the time of the sale transaction in December 2003, certain members of Company management purchased equity interests in GLDD Acquisitions Corp.  These shares were purchased at the same per share price as the shares purchased by Madison Dearborn Capital Partners IV, L.P. in an arms length transaction.  Therefore, we believe that no part of the acquisition of equity interests by management reflects compensation and have concluded that this fair value acquisition of common stock by management is not subject to the accounting or disclosure requirements of APB 25 or SFAS 123.   The vesting and repurchase features noted by the Staff do not contemplate any element of future compensation.  Rather, the vesting feature is intended only to encourage management retention and the repurchase feature is further intended to insure that the Company remains a privately held entity whose ownership is limited to MDP and a limited number of persons who are employees of the Company.

Financial Statements for the Year Ended December 31, 2004

Consolidated Statement of Stockholder’s Equity, page 51

6.                                       We note the reverse stock split that occurred in April 2003 as seen here and as discussed in Note 1.  In future filings, please revise your historical financial statements and any discussions of your outstanding shares prior to this transaction to retroactively reflect this reverse stock split.  Refer to SAB Topic 4:C.

Response: In response to the Staff’s comment, in future filings the Company will revise its historical financial statements and any discussions of its outstanding shares prior to the reverse stock split that occurred in April 2003 to retroactively reflect this reverse stock split.

Note 1—Nature of Business and Summary of Significant Accounting Policies, page 59

7.                                       We note your disclosures on pages 12 and 20 concerning sale-leaseback transactions and like-kind exchange transactions.  If material, in future filings, disclose your accounting policies for these types of transactions, including a description of the assets involved, the amount of any proceeds received from the transactions, the amount of any gains or losses resulting from the transactions, the timing of the recognition of any such gains or losses, and the basis of accounting for any assets transferred under like-kind exchanges.

Response: In response to the Staff’s comment, in future filings, to the extent that the Company enters into material sale-leaseback transactions or like-kind exchange transactions, it will provide complete disclosure of its accounting for such transactions, including a description of the assets involved, the amount of proceeds and amount and timing of any gain or loss resulting from the transactions, and any other relevant details necessary to give the users of the financial statements a complete understanding of such transactions.  The Company supplementally informs the Staff that the like-kind exchange transaction noted in the Company’s Form 10-K for the year ended December 31, 2004 was a like-kind exchange for tax purposes, but accounted for as two separate monetary exchanges for book purposes.  The transaction was referenced in the Company’s discussions regarding capital expenditures to emphasize the cash flow implications, since proceeds from the sale of certain assets in 2003 were utilized over more than one reporting period to construct the similar asset being exchanged for tax purposes.

Note 16—Segment Information, page 76

8.                                       We note that approximately 18 percent of your total contract revenues were derived from foreign project operations in 2004.  In future filings, if an individual foreign country accounts for a significant portion of your foreign revenues, please provide separate revenue disclosure for each such country in accordance with paragraph 38(a) of SFAS 131.

Response: The Company supplementally informs the Staff that no individual country or foreign customer represented in excess of 10% of the respective year’s consolidated contract revenues for the years presented.  In future filings, if an individual foreign country accounts for 10% or more of the year’s contract revenues, the Company will provide the disclosures required by paragraph 38(a) of SFAS 131.

9.                                       In future filings please provide the disclosures required by paragraph 38(b) of SFAS 131.  If an individual foreign country accounts for a significant portion of your long-lived assets located in all foreign countries, please provide separate disclosure of those assets.

Response: With respect to the disclosure required by SFAS 131 paragraph 38(b), the Company respectfully refers to the disclosure in Note 16 that follows the presentation of foreign project results of operations.  The Company does not have foreign-based operations, but does perform projects in foreign countries, which countries may vary from year to year.  Therefore, as disclosed in Note 16, the Company does not have any significant fixed plant which is permanently located abroad.  Rather, given the nature of the Company’s operations, its significant equipment consists of marine vessels and ancillary marine equipment.  This equipment, by its nature, is easily relocated and could be moved at any point in time in to, or out of, a foreign country or back to the United States.   For this reason, the Company does not believe separate disclosure is required of those assets.

Note 18—Commitments and Contingencies, page 78

10.                                 If it is reasonably possible that a material loss could occur, revise future filings to disclose that you are a defendant in personal injury lawsuits related to exposure to asbestos.  We note your disclosure related to these lawsuits in Item 3 of your Form 10-K, Your disclosures should be expanded to discuss the uncertainties and assumptions associated with this contingency.

Response: In response to the Staff’s comment, if the Company determines that it is reasonably possible that a material loss could occur with respect to the personal injury lawsuits related to exposure to asbestos, in future filings the Company will expand its disclosure to discuss the uncertainties and assumptions associated with this contingency.  The Company does not believe that it is reasonably possible that these cases will result in a material loss at this time.  All of the cases filed against the Company prior to 1996 were administratively dismissed in May 1996 and any cases filed since that time have similarly been administratively transferred to the inactive docket.  Plaintiffs in these cases could seek to reinstate these cases at a future date without being barred by the statute of limitations.  However, to date, no plaintiffs with claims against the Company have sought reinstatement.  There are therefore no active pending cases against the Company.  Because these lawsuits have been disclosed previously in Item 3, the Company intends to continue to provide disclosure as to the status of these cases in Item 3.   However, because the Company believes there is a remote likelihood that these lawsuits will result in a material loss, the Company has not included disclosure of this matter in its commitments and contingencies footnote, in accordance with the requirements of SFAS No. 5.

11.                                 In future filings, expand your disclosures about the EPA investigation of the Port of Los Angeles Deepening Project to clarify whether it is reasonably possible that a material loss could result.  If so, your disclosures should be expanded to discuss the uncertainties and assumptions associated with this contingency.

Response:  The Company supplementally informs the Staff that at the time of its Form 10-K filing for the year ended December 31, 2004, the Company was unable to conclude as to the likelihood of a material loss resulting from this matter from an SFAS No. 5 perspective.  However, given the nature of this matter, the Company believed that disclosure should be provided.   To date, the Company has only received a request for information from the EPA, to which it has responded.  The Company believes that the venture performed the project in question according to the specifications and guidelines provided by the Army Corps of Engineers (Corps), the customer in this case.  Because this matter impacts dredging practices industry-wide, it is management’s understanding that the Corps is addressing this matter directly with the EPA and management believes that it is more likely that it will be resolved at that level.  No charge has been asserted against the Company or the venture to date.   As this matter has progressed, the Company has provided updated disclosures in its 2005 Form 10-Q filings; however the Company still believes that it is premature to conclude as to the potential outcome of this matter.  In response to the Staff’s comment, if the Company determines that it is reasonably possible that a material loss could result, in future filings it will further expand its disclosure to address this assessment and discuss the uncertainties and assumptions associated with this contingency.

Forms 8- K filed February 1, 2005 and April 26, 2005

12.                                 We note your presentation of the non-GAAP measure EBITDA in your earnings releases and have the following comments:

•                  In future filings, if the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of this measure.  See our response to question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•                  In future filings, if you continue to present non-GAAP measures, please ensure that you provide all disclosures required by Item 10(e)(l)(i) of Regulation S-K.  In this regard, we note that your earnings releases do not disclose how management uses this measure and why management believes that this measure is useful to investors.  Refer to instruction 2 to Item 2.02 of Form 8-K.  Also refer to our comments on your presentation of EBITDA under Item 6 of your Form 10-K.

Response: In response to the Staff’s comment, in future filings, as discussed in our response to Comment No. 1 above, the Company will present EBITDA as net income (loss), adjusted for net interest expense, income taxes, depreciation and amortization.  Additionally, to the extent that the Company continues to present EBITDA in its earnings releases and related Form 8-K’s, the Company will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  The Company respectfully notes the that Item 10(e)(1)(iii) states that if the filing is not an annual report on Form 10-K, a registrant need not include the information required by paragraphs (e)(1)(i)(C) and (D) (i.e. how management uses this measure and why management believes that this measure is useful) if that information was included in the registrant’s most recent annual report on Form 10-K.  Because the Company has not yet included an expanded discussion of EBITDA in response to the Staff’s comments in a Form 10-K filing, it will include the complete disclosure required by Item 10(e)(1)(i) in its future earnings releases filed on Form 8-K.  However, once this information has been included in the Company’s 2005 annual report on Form 10-K, the Company does not believe that it will be required to be repeated in its subsequent earnings releases during the 2006 fiscal year.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2163.

Sincerely,

/s/ Carol Anne Huff

cc:                                 Douglas B. Mackie

Deborah Wensel

Exhibit A

GREAT LAKES DREDGE & DOCK COMPANY
2122 York Road
Oak Brook, Illinois 60523

September 1, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:                                         Jennifer Thompson

John Hertz

John Cash

Re:                               Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
Forms 8-K filed February 1, 2005 and April 26, 2005
File No. 333-64687

Ladies and Gentlemen:

Reference is hereby made to the comment letter, dated August 10, 2005, received by Great Lakes Dredge & Dock Corporation (the “Company”) from the Staff of the Securities and Exchange Commission (the “Commission”).  In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2000 should you have any questions relating to the foregoing.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/	Douglas B. Mackie
Name:		Douglas B. Mackie
Its: President and Chief Executive Officer